788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 17-337
February 24, 2017

Platinum Group Metals Announces Positive Results of
Annual General Meeting of Shareholders

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to announce the positive results from its Annual General Meeting held on February 23, 2017 in Vancouver, BC.

The meeting had an impressive turnout of shareholders representing over 75% of its issued shares eligible to vote at the meeting. The shareholders strongly supported the appointment of the Board and the resolutions proposed.

R. Michael Jones, President, CEO and co-founder of Platinum Group Metals said “We are as always pleased to see the vast majority of shareholders actively and supportively engaged, following our progress and voting their stock. We look forward to a pivotal year in 2017 with the ramp up of production to positive cash flow at the Maseve Mine and the continued advancement on the Waterberg Project.”

The number of directors is fixed at seven and on a show of hands the shareholders at the meeting elected management’s seven nominees for directors. Details of the proxy voting are as follows:

MOTIONS	NUMBER OF SHARES	PERCENTAGE OF VOTES CAST
	FOR	FOR	WITHHELD/ ABSTAIN
R. MICHAEL JONES	72,733,681	99.13%	0.87%
FRANK R HALLAM	72,547,538	98.88%	1.12%
ERIC H CARLSON	71,414,768	97.34%	2.66%
BARRY W SMEE	71,648,829	97.65%	2.35%
IAIN D C MCLEAN	71,611,045	97.60%	2.40%
TIMOTHY D MARLOW	72,883,710	99.34%	0.66%
DIANA J WALTERS	72,849,685	99.29%	0.71%

The Board of Directors is unchanged from the previous year.

Shareholders voted 79.87% in favour of a new Share Compensation Plan. The plan was closely modelled on another approved plan for a major mining company. The Company engaged with its major shareholders directly regarding the Share Compensation Plan and the positive vote is contrary to a rating agency negative recommendation. The Company elected not to pay approximately $30,000 in fees requested by the rating agency to review the plan in advance of publication. Shareholders also voted 98.56% in favour of re-appointing PricewaterhouseCoopers LLP as auditors, and to authorize the Directors to fix the auditor’s remuneration for the ensuing year.

PLATINUM GROUP METALS LTD.	…2

At a meeting of the Board of Directors following the shareholders meeting, the current officers were ratified for the following year except for Mr. Peter Busse. As previously planned and disclosed, the Company confirms the retirement of Mr. Peter Busse as Chief Operating Officer (“COO”) of the Company.

Mr. Busse joined Platinum Group Metals in 2007 and has served as the Company’s COO since that time. The Board and management team thanks Mr. Busse for his dedicated service and stalwart efforts to successfully and safely construct the Maseve Mine.

The functions and appointments that were formerly the responsibility of the COO will be assumed by the Company’s senior management team in South Africa. Mr. Leon Lewis, the former Safety Officer at the Maseve Mine, has been appointed as General Manager and the Company welcomes Gawie De Wet as head of Mine Engineering.

A replacement COO will be appointed in due course.

For more information on these matters, please refer to Platinum Group’s information circular, available on SEDAR (www.sedar.com) or visit our website at www.platinumgroupmetals.net.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations. The Company holds strategic large scale reserves in platinum, palladium, rhodium and gold with associated nickel and copper.

Formed in 2002, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production.

Platinum Group has delineated new reserves on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of large scale, shallow low cost platinum, palladium and gold deposit.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President, CEO and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

PLATINUM GROUP METALS LTD.	…3

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors. The Company directs readers to the risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.